UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40401

Oatly Group AB (publ)

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Oatly Group AB (publ)

Interim condensed consolidated financial statements

For the three months ended March 31, 2026

Part I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim Condensed Consolidated Statement of Operations

(Unaudited)		Three months ended March 31,
(in thousands of U.S. dollars, except share and per share and ADS data)	Note	2026	2025
Revenue	5	228,325	197,530
Cost of goods sold		(151,985)	(135,200)
Gross profit		76,340	62,330
Research and development expenses		(4,876)	(4,391)
Selling, general and administrative expenses		(83,470)	(77,498)
Other operating income and (expenses), net		657	968
Operating loss		(11,349)	(18,591)
Finance income and (expenses), net	7	(904)	9,411
Loss before tax		(12,253)	(9,180)
Income tax benefit/(expense)	8	124	(3,351)
Loss for the period		(12,129)	(12,531)
Attributable to:
Shareholders of the parent		(12,006)	(12,430)
Non-controlling interests		(123)	(101)
Loss per share, attributable to shareholders of the parent:
Basic	23	(0.02)	(0.02)
Diluted	23	(0.02)	(0.03)
Loss per ADS, attributable to shareholder of the parent (1 ADS representing 20 ordinary shares):
Basic	23	(0.38)	(0.42)
Diluted	23	(0.38)	(0.51)
Weighted average common shares outstanding:
Basic	23	624,500,001	598,559,840
Diluted	23	624,500,001	999,176,184

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Comprehensive (Loss)/Income

(Unaudited)	Note	Three months ended March 31,
(in thousands of U.S. dollars)		2026	2025
Loss for the period		(12,129)	(12,531)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations		(5,866)	24,697
Total other comprehensive (loss)/income for the period		(5,866)	24,697
Total comprehensive (loss)/income for the period		(17,995)	12,166
Attributable to:
Shareholders of the parent		(17,891)	12,265
Non-controlling interests		(104)	(99)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Financial Position

(Unaudited)	Note	March 31, 2026	December 31, 2025
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	9	132,023	137,747
Property, plant and equipment	10	284,148	294,688
Right-of-use assets	11	35,156	37,907
Other non-current receivables	12,13	48,720	46,992
Deferred tax assets	8	4,595	4,676
Total non-current assets		504,642	522,010
Current assets
Inventories	14	76,760	68,537
Trade receivables	15	96,196	103,522
Current tax assets		2,383	2,737
Other current receivables	16	16,806	17,438
Prepaid expenses		11,015	8,608
Cash and cash equivalents	17	49,414	64,345
Total current assets		252,574	265,187
TOTAL ASSETS		757,216	787,197
EQUITY AND LIABILITIES
Equity	18
Share capital		110	110
Treasury shares		(0)	(0)
Other contributed capital		1,641,601	1,641,601
Other reserves		(231,236)	(225,351)
Accumulated deficit		(1,406,942)	(1,397,805)
Equity attributable to shareholders of the parent		3,533	18,555
Non-controlling interests		1,012	1,116
Total equity		4,545	19,671
Liabilities
Non-current liabilities
Lease liabilities	11	21,710	24,729
Interest-bearing loans and borrowings	19	175,682	182,783
Provisions	20	—	2,697
Total non-current liabilities		197,392	210,209
Current liabilities
Lease liabilities	11	12,209	12,457
Interest-bearing loans and borrowings	13,19	337,428	340,266
Trade payables		68,493	66,481
Current tax liabilities		770	1,642
Other current liabilities		10,567	11,176
Accrued expenses	21	109,923	107,932
Provisions	20	15,889	17,363
Total current liabilities		555,279	557,317
Total liabilities		752,671	767,526
TOTAL EQUITY AND LIABILITIES		757,216	787,197

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Changes in Equity

(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at December 31, 2025	18	110	(0)	1,641,601	(225,351)	(1,397,805)	18,555	1,116	19,671
Loss for the period		—	—	—	—	(12,006)	(12,006)	(123)	(12,129)
Other comprehensive (loss)/income		—	—	—	(5,885)	—	(5,885)	19	(5,866)
Total comprehensive loss for the period		—	—	—	(5,885)	(12,006)	(17,891)	(104)	(17,995)
Share-based compensation	6	—	—	—	—	2,869	2,869	—	2,869
Balance at March 31, 2026		110	(0)	1,641,601	(231,236)	(1,406,942)	3,533	1,012	4,545

(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at December 31, 2024	18	106	(0)	1,628,045	(274,160)	(1,249,303)	104,688	1,435	106,123
Loss for the period		—	—	—	—	(12,430)	(12,430)	(101)	(12,531)
Other comprehensive income		—	—	—	24,695	—	24,695	2	24,697
Total comprehensive income for the period		—	—	—	24,695	(12,430)	12,265	(99)	12,166
Share-based compensation	6	—	—	—	—	3,592	3,592	—	3,592
Balance at March 31, 2025		106	(0)	1,628,045	(249,465)	(1,258,141)	120,545	1,336	121,881

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Cash Flows

(Unaudited)		Three months ended March 31,
(in thousands of U.S. dollars)	Note	2026	2025
Operating activities
Net loss		(12,129)	(12,531)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	9,10,11	12,854	11,181
—Write-downs of inventories	14	667	3,611
—Impairment loss on trade receivables	15	42	242
—Share-based compensation	6	2,869	3,592
—Movements in provisions	20	(4,147)	(6,241)
—Finance (income) and expenses, net	7	904	(9,411)
—Income tax (benefit)/expense	8	(124)	3,351
—Loss on disposal of property, plant and equipment and intangible assets		(275)	—
—Other		(1,176)	(1)
Interest received		70	745
Interest paid		(6,239)	(5,944)
Income tax paid		(1,240)	(806)
Changes in working capital:
—Increase in inventories	14	(10,012)	(689)
—Decrease in trade receivables, other current receivables, prepaid expenses	15,16	3,465	7,214
—Increase/(decrease) in trade payables, other current liabilities, accrued expenses	21	9,270	(7,871)
Net cash flows used in operating activities		(5,201)	(13,558)
Investing activities
Purchase of intangible assets	9	(846)	(291)
Purchase of property, plant and equipment	10	(5,646)	(6,660)
Proceeds from sale of property, plant and equipment		268	—
Other		(41)	302
Net cash flows used in investing activities		(6,265)	(6,649)
Financing activities
Repayment of liabilities to credit institutions	19	—	(647)
Proceeds from liabilities to credit institutions	19	1,448	—
Payment of loan transaction costs	7,19	(1,153)	(1,020)
Repayment of lease liabilities	11	(3,118)	(3,397)
Cash flows used in financing activities		(2,823)	(5,064)
Net decrease in cash and cash equivalents		(14,289)	(25,271)
Cash and cash equivalents at the beginning of the period		64,345	98,923
Exchange rate differences in cash and cash equivalents		(642)	776
Cash and cash equivalents at the end of the period	17	49,414	74,428

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the Interim Condensed Consolidated Financial Statements

(unaudited)

(in thousands of U.S. dollars unless otherwise stated)

Note 1. Corporate Information

Oatly Group AB (publ) (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Ångfärjekajen 8, Malmö, Sweden.

Oatly Group AB (publ) and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

Note 2. Summary of Accounting Policies

The interim condensed consolidated financial statements of Oatly Group AB (publ) for the three months ended March 31, 2026 and 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern, and there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. In forming this judgment the Group has taken into consideration principal conditions, events and assumptions in relation to the Group’s ability to meet its financial covenants and other obligations. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2025, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise stated.

New and Amended Standards and Interpretations Issued but not yet Adopted

There are no IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting standards”) that are expected to have a material impact on the Group in the current or future reporting periods or on foreseeable future transactions, other than those included in the 2025 Annual Report.

Note 3. Significant Accounting Judgments, Estimates and Assessments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2025.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectation of future events.

Note 4. Seasonality

To date, we have not experienced pronounced seasonality, but such fluctuations may have been masked by our historical growth and macroeconomic trends, including higher inflation. As the Group continues to grow, including the relative size of our markets, we expect to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in Greater China and the rest of the Asia business compared to the remaining quarterly periods of the year.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 5. Segment Information

5.1 Revenue, Adjusted EBITDA and EBITDA

Revenue, Adjusted EBITDA and EBITDA
Three months ended March 31, 2026	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	136,796	62,190	29,339	—	—	228,325
Intersegment revenue	696	—	—	—	(696)	—
Total segment revenue	137,492	62,190	29,339	—	(696)	228,325
Adjusted EBITDA	31,568	659	(767)	(26,497)	—	4,963
Share-based compensation expense	(538)	(265)	(454)	(1,612)	—	(2,869)
Restructuring costs(1)	38	(106)	—	(268)	—	(336)
Strategic review of Greater China business(2)	—	—	(130)	—	—	(130)
Non-controlling interests	—	—	(123)	—	—	(123)
EBITDA	31,068	288	(1,474)	(28,377)	—	1,505
Finance income and (expenses), net	—	—	—	—	—	(904)
Depreciation and amortization	—	—	—	—	—	(12,854)
Loss before tax	—	—	—	—	—	(12,253)

Three months ended March 31, 2025	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	107,665	59,886	29,979	—	—	197,530
Intersegment revenue	689	—	—	—	(689)	—
Total segment revenue	108,354	59,886	29,979	—	(689)	197,530
Adjusted EBITDA	15,536	1,129	1,618	(22,014)	—	(3,731)
Share-based compensation expense	(468)	(358)	(389)	(2,377)	—	(3,592)
Restructuring costs(1)	—	(668)	—	(164)	—	(832)
Closure of production facility(3)	846	—	—	—	—	846
Non-controlling interests	—	—	(101)	—	—	(101)
EBITDA	15,914	103	1,128	(24,555)	—	(7,410)
Finance income and (expenses), net	—	—	—	—	—	9,411
Depreciation and amortization	—	—	—	—	—	(11,181)
Loss before tax	—	—	—	—	—	(9,180)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2026 refers to intersegment revenue for sales of products from Europe & International to Greater China and North America. Eliminations in 2025 refers to intersegment revenue for sales of products from Europe & International to Greater China.

(1) Relates primarily to severance costs as the Group adjusts its organizational structure.

(2) Relates to costs for the strategic review of the Greater China segment.

(3) Relates to reversal of previously recognized exit costs related to closure of the Group’s production facility in Singapore.

5.2 Non-current Assets by Country

Non-current assets for this purpose consist of property, plant and equipment and right-of-use assets.

	March 31, 2026	December 31, 2025
Sweden	119,689	127,151
China	90,509	92,694
US	77,005	79,455
The Netherlands	30,610	32,002
Other	1,491	1,293
Total	319,304	332,595

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

5.3 Revenue From External Customers, Broken Down by Location of the Customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	Three months ended March 31,
	2026	2025
US	60,543	58,794
Germany	37,315	28,893
UK	36,352	31,813
China	29,223	29,639
Sweden	13,459	11,310
The Netherlands	8,190	6,966
Switzerland	5,529	3,790
Finland	4,636	4,497
Other	33,078	21,828
Total	228,325	197,530

There are no countries that individually make up greater than 10% of total revenue included in “Other”.

5.4 Revenue From External Customers, Broken Down by Channel and Segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Three months ended March 31, 2026	Europe & International	North America	Greater China	Total
Retail	108,787	40,194	8,033	157,014
Foodservice	27,615	21,418	18,569	67,602
Other	394	578	2,737	3,709
Total	136,796	62,190	29,339	228,325

Three months ended March 31, 2025	Europe & International	North America	Greater China	Total
Retail	85,440	36,024	3,933	125,397
Foodservice	21,302	23,511	22,804	67,617
Other	923	351	3,242	4,516
Total	107,665	59,886	29,979	197,530

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Oatmilk accounted for 93% and 92% of the Group’s revenue in the three months ended March 31, 2026 and 2025, respectively.

Note 6. Share-based Compensation

During the year ended December 31, 2021, in connection with the initial public offering, the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 ordinary shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and RSUs. To secure the future delivery of ordinary shares and ADSs under the 2021 Plan, the Company’s shareholders resolved to issue 69,496,515 warrants. The right to subscribe for the warrants vests only in the Company. See Note 18 Equity.

During the three months ended March 31, 2026, the Company, under the 2021 Plan, granted no new RSUs. The RSUs are accounted for as equity-settled share-based compensation transactions. The RSUs are measured based on the fair market value of the underlying ADSs on the date of grant. The RSUs granted to employees under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of the Company’s Board of Directors vest on the date of the next Annual

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

General Meeting of shareholders following the grant date, subject to continued service on the applicable vesting date. No RSUs vested during the three months ended March 31, 2026.

Activity in the Group’s RSUs outstanding and related information is as follows:

	Number of RSUs	Weighted average grant date fair value ($)
As of December 31, 2025	1,621,503	13.51
Forfeited during the period	(48,320)	14.66
As of March 31, 2026	1,573,183	13.48

During the three months ended March 31, 2026, the Company, under the 2021 Plan, granted no new stock options. The stock options are accounted for as equity-settled share-based compensation transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ADSs on the date of grant. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each installment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment. No new stock options vested during the three months ended March 31, 2026.

Activity in the Group’s stock options outstanding and related information is as follows:

	Number of stock options	Weighted average exercise price ($)
As of December 31, 2025	464,838	26.81
Forfeited during the period	(2,917)	21.20
Expired during the period	(16,353)	27.44
As of March 31, 2026	445,568	26.83
Vested and exercisable as of March 31, 2026	182,076	33.22

The fair value at grant date of the stock options granted during the financial year 2024 was $13.4 for the May 2024 grant date and $9.2 for the November 2024 grant date. The fair value at grant date of the stock options granted during the financial year 2023 was $19.6 for the May 2023 grant date, $21.8 for the July 2023 grant date and $8.6 for the November 2023 grant date. The fair value at grant date of the stock options granted during the financial year 2022 was $29.8 for the May 2022 grant date and $17.2 for the November 2022 grant date. The fair value at grant date of the stock options granted during the financial year 2021 was $124.8 for the May 2021 grant date and $73.4 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the ADS price at grant date, expected price volatility of the underlying ADS, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

Each RSU or stock option entitles the holder to acquire, as determined by the Board of Directors, either twenty ordinary shares, twenty warrants or one ADS in the Company.

Share-based compensation expense was $2.9 million for the three months ended March 31, 2026 (2025: $3.6 million).

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 7. Finance Income and Expenses

	Three months ended March 31,
	2026	2025
Interest income	899	1,294
Net foreign exchange difference	1,672	2,198
Interest expenses on lease liabilities	(624)	(745)
Interest expenses on loans and borrowings	(13,721)	(14,140)
Fair value changes on derivatives	(656)	305
Fair value changes on Convertible Notes	12,271	22,098
Other financial expenses	(745)	(1,599)
Total finance income and expenses, net	(904)	9,411

Fair value changes on Convertible Notes contain the fair value changes less the coupon rate and changes in credit risk. The coupon rate on the Convertible Notes is 9.25%. Interest expenses on loan and borrowings for the three months ended March 31, 2026 and March 31, 2025 contain interest expense on Convertible Notes of $8.7 million and $8.9 million, respectively. See Note 13 Fair value of financial instruments and Note 19 Interest-bearing loans and borrowings.

See Note 19 Interest-bearing loans and borrowings for further details on the Group’s credit facilities.

Note 8. Income Tax

Total tax benefit for the three months ended March 31, 2026 was $0.1 million. Total tax expense for the three months ended March 31, 2025 was $3.4 million. The effective tax rate for the three months ended March 31, 2026 was (1.0%). The effective tax rate for three months ended March 31, 2025 was 36.5%. The main drivers of the effective tax rate relate to non-recognition of deferred tax assets on tax losses and tax effect relating to foreign exchange effects recognized in other comprehensive income. The Group operates in a global environment with significant operations in various jurisdictions outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates, and whether or not deferred tax assets are able to be recognized.

Note 9. Intangible Assets

A summary of the intangible assets as at March 31, 2026 and December 31, 2025 is as follows:

	Goodwill	Capitalized software	Other intangible assets	Ongoing development costs	Total
Cost
At December 31, 2025	128,489	18,656	10,830	1,906	159,881
Additions	—	—	329	459	788
Exchange differences	(5,132)	(745)	(383)	(96)	(6,356)
At March 31, 2026	123,357	17,911	10,776	2,269	154,313
Accumulated amortization
At December 31, 2025	—	(14,752)	(7,107)	(275)	(22,134)
Amortization charge	—	(647)	(416)	—	(1,063)
Exchange differences	—	619	278	10	907
At March 31, 2026	—	(14,780)	(7,245)	(265)	(22,290)
Cost, net accumulated amortization
At December 31, 2025	128,489	3,904	3,723	1,631	137,747
At March 31, 2026	123,357	3,131	3,531	2,004	132,023

Amortization expense for the three months ended March 31, 2026 was $1.1 million (2025: $1.0 million).

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 10. Property, Plant and Equipment

A summary of property, plant, and equipment as at March 31, 2026 and December 31, 2025 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At December 31, 2025	113,151	313,567	32,415	459,133
Additions	186	315	2,426	2,927
Disposals	—	(216)	(309)	(525)
Reclassifications	414	1,857	(2,271)	—
Exchange differences	(2,176)	(3,668)	(130)	(5,974)
At March 31, 2026	111,575	311,855	32,131	455,561
Accumulated depreciation and impairment
At December 31, 2025	(26,039)	(120,016)	(18,390)	(164,445)
Depreciation charge	(1,811)	(7,219)	—	(9,030)
Disposals	—	48	—	48
Exchange differences	554	1,709	(249)	2,014
At March 31, 2026	(27,296)	(125,478)	(18,639)	(171,413)
Cost, net accumulated depreciation and impairment
At December 31, 2025	87,112	193,551	14,025	294,688
At March 31, 2026	84,279	186,377	13,492	284,148

Depreciation expense for the three months ended March 31, 2026 was $9.0 million (2025: $7.4 million).

Note 11. Leases

Lease terms for production facilities are generally between 10 and 20 years, and lease terms for other properties (i.e., offices) are generally between one and 15 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Below is the roll-forward of lease right-of-use assets:

	Land and buildings	Plant and machinery	Total
Cost
At December 31, 2025	54,852	27,054	81,906
Increases	572	—	572
Decreases	(358)	(501)	(859)
Exchange differences	(456)	(259)	(715)
At March 31, 2026	54,610	26,294	80,904
Accumulated depreciation
At December 31, 2025	(28,260)	(15,739)	(43,999)
Depreciation	(1,850)	(911)	(2,761)
Decreases	40	501	541
Exchange differences	212	259	471
At March 31, 2026	(29,858)	(15,890)	(45,748)
Cost, net accumulated depreciation
At December 31, 2025	26,592	11,315	37,907
At March 31, 2026	24,752	10,404	35,156

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Depreciation expense for the three months ended March 31, 2026 was $2.8 million (2025: $2.7 million).

Below is the maturity analysis of lease liabilities:

Lease liabilities	March 31, 2026
Maturity Analysis
Less than 3 months	3,147
Between 3 months and 1 year	9,440
Between 1 and 2 years	8,495
Between 2 and 5 years	11,540
After 5 years	10,510
Total lease commitments	43,132
Impact of discounting remaining lease payments	(9,213)
Total lease liabilities at March 31, 2026	33,919
Lease liabilities included in the condensed consolidated statement of financial position at March 31, 2026
Non-current	21,710
Current	12,209
Total	33,919

The Group has the following lease agreements, which had not commenced as of March 31, 2026, but to which the Group is committed:

•
One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $3.7 million for a term of six years.

Note 12. Other Non-current Receivables

	March 31, 2026	December 31, 2025
Promissory note	28,818	27,990
Long-term prepaid expenses	14,651	13,485
Derivatives	4,130	4,375
Deposits	819	1,007
Other receivables	302	135
Total	48,720	46,992

The promissory note is part of the purchase price from selling the manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, Texas during 2023. The note has a maturity date of May 31, 2028. The nominal interest rate is 8% for the first year and then increases by 200 basis points each year. The interest is capitalized semi-annually, and the effective interest rate is 12.56%.

Long-term prepaid expenses consist primarily of a credit toward future use of shared assets at the manufacturing facility in Ogden.

Derivatives consist of interest rate cap and embedded derivatives related to the Company’s Nordic Bonds. See Note 19 Interest-bearing loans and borrowings for further details on the Nordic Bonds.

Note 13. Fair Value of Financial Instruments

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

Specific valuation techniques used in Level 2 to value financial instruments include:

•
for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date
•
for interest rate caps – option pricing models (e.g. Black-Scholes model)

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. This is the case for unlisted equity securities.

Recurring fair value measurements at March 31, 2026	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of Other non-current receivables)	—	4,130	—
Total financial assets	—	4,130	—
Financial liabilities
Convertible Notes (part of Current interest-bearing loans and borrowings)	—	—	329,595
Derivatives (part of Other current liabilities)	—	398	—
Total financial liabilities	—	398	329,595

Recurring fair value measurements at December 31, 2025	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of Other non-current receivables)	—	4,375	—
Derivatives (part of Other current receivables)	—	129	—
Total financial assets	—	4,504	—
Financial liabilities
Convertible Notes (part of Current interest-bearing loans and borrowings)	—	—	333,145
Total financial liabilities	—	—	333,145

There were no transfers between the levels during the three months ended March 31, 2026 and the year ended December 31, 2025.

The carrying amount of the promissory note is a reasonable approximation of fair value. See Note 12 Other non-current receivables.

The carrying amount of the Nordic Bonds in the Group is a reasonable approximation of fair value. See Note 19 Interest-bearing loans and borrowings.

The carrying amount of current liabilities to credit institutions and other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Convertible Notes

Convertible Notes
At January 1, 2025	324,395
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	30,739
Change in fair value recognized in consolidated statement of comprehensive (loss)/income	16,355
Repurchase of U.S. Notes	(38,344)
At December 31, 2025	333,145
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	(3,550)
At March 31, 2026	329,595

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	March 31, 2026	December 31, 2025
Carrying amount	329,595	333,145
Amount the Company is contractually obligated to pay to holders of the Convertible Notes at maturity	490,873	490,873
Difference between carrying amount and the amount the Company is contractually obligated to pay to holders of Convertible Notes at maturity	(161,278)	(157,728)

The Group determines the amount of fair value changes which are attributable to credit risk by first determining the changes due to market conditions which give rise to market risk, and then deducting those changes from the total change in fair value of the Convertible Notes. Market conditions which give rise to market risk include changes in the benchmark interest rate. Fair value movements on the conversion option embedded derivative are included in the assessment of market risk fair value changes.

The fair value of the instrument in its entirety has been determined by using a combination of a Monte Carlo simulation and a discounted cash flow analysis.

The following table lists the key inputs and assumptions used in the valuation model as of March 31, 2026:

	March 31, 2026	December 31, 2025
Conversion price per ADS ($)(1)	27.2-28.2	27.2-28.2
ADS price at valuation date ($)	10.14	10.69
Expected price volatility of the Company ADS (%)	60.00	60.00
Risk-free interest rate (%)	3.80	3.53
Market interest rate (%)	20.00	18.00

(1) The U.S. Notes (as defined below) are convertible at the option of each holder at a conversion price of $27.20 per ADS, subject to customary anti-dilution adjustments. The HH Notes (as defined below) are convertible at the option of each holder at a conversion price of $28.20 per ADS, subject to customary anti-dilution adjustments. The Swedish Notes (as defined below) are convertible at the option of each holder at a conversion price of $1.36 per ordinary share, subject to customary anti-dilution adjustments. For further details on the Convertible Notes, see Note 19 Interest-bearing loans and borrowings.

The market interest rate has been assessed based on the observed range of yields on corporate bonds with comparable terms and comparable credit ratings to that of the Group.

The following table shows the impact of the key inputs and assumptions on the fair value of the Convertible Notes:

	March 31, 2026	December 31, 2025
ADS price decrease 30%	320,225	322,377
ADS price increase 30%	341,838	346,524
Volatility decrease 10 percentage points	327,642	327,779
Volatility increase 10 percentage points	333,639	336,942
Risk-free interest rate decrease 1 percentage point	329,107	332,581
Risk-free interest rate increase 1 percentage point	330,086	333,707
Market interest rate decrease 1 percentage point	336,112	340,451
Market interest rate increase 1 percentage point	323,263	326,065

For further information on the Convertible Notes, see Note 19 Interest-bearing loans and borrowings.

Note 14. Inventories

	March 31, 2026	December 31, 2025
Raw materials and consumables	15,242	12,326
Finished goods	61,518	56,211
Total	76,760	68,537

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Inventories recognized as an expense for the three months ended March 31, 2026 amounted to $141.8 million (2025: $127.6 million). The expenses were included in cost of goods sold.

Write-downs of inventories to net realizable value for the three months ended March 31, 2026 amounted to $0.7 million (2025: $3.6 million). The write-downs were recognized as an expense for each period and included in cost of goods sold.

Note 15. Trade Receivables

	March 31, 2026	December 31, 2025
Trade receivables	97,229	104,817
Less: allowance for expected credit losses	(1,033)	(1,295)
Trade receivables—net	96,196	103,522

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	March 31, 2026	December 31, 2025
EUR	30,124	30,788
GBP	22,159	21,155
USD	17,230	20,116
CNY	11,452	17,956
SEK	3,818	4,430
Other	11,413	9,077
Total	96,196	103,522

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

Note 16. Other Current Receivables

	March 31, 2026	December 31, 2025
Value added tax	6,139	7,604
Advance payments to vendors	5,021	2,201
Derivatives	—	129
Other	5,646	7,504
Total	16,806	17,438

Note 17. Cash and Cash Equivalents

	March 31, 2026	December 31, 2025
Cash at bank and on hand	49,414	64,345
Total	49,414	64,345

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 18. Equity

Share Capital and Treasury Shares

In May 2021, the shareholders resolved to issue 69,496,515 warrants to secure the future delivery of ordinary shares under the 2021 Plan. During May 2025, the Company exercised 8,452,360 warrants (May 2024: 3,667,255 warrants, May 2023: 2,882,164 warrants, May 2022: 650,000 warrants). As of March 31, 2026 and December 31, 2025, there were 53,844,736 warrants outstanding, respectively.

As of March 31, 2026 and December 31, 2025, 624,500,001 ordinary shares, respectively were outstanding, and the par value per share was $0.00018 (SEK 0.0015). The Company had 891,459 treasury shares as of March 31, 2026 and December 31, 2025, respectively.

Other Contributed Capital

As of March 31, 2026 and December 31, 2025 other contributed capital of $1,641.6 million, respectively, consists of share premium, shareholders contribution and proceeds from warrant issues and exercise of stock options.

Other Reserves

As of March 31, 2026 other reserves of $(231.2) million consists of fair value reserve of $(80.0) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(151.2) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

As of December 31, 2025 other reserves of $(225.4) million consists of fair value reserve of $(80.0) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(145.4) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

Accumulated Deficit

As of March 31, 2026 and December 31, 2025, accumulated deficit of $(1,406.9) million and $(1,397.8) million, respectively, consists of accumulated losses and share-based compensation.

Non-controlling Interest

On July 27, 2023, one of the Group’s subsidiaries in China carried out a share issue. Prior to the share issue the Group owned 100 percent of the share capital in the subsidiary. Xiangpiaopiao Food Co., Ltd. subscribed for a part of the new issued shares and owns 40 percent of the share capital after the transaction, whereas the Group recognized a non-controlling interest. As of March 31, 2026 and December 31, 2025, non-controlling interests amounted to $1.0 million and $1.1 million, respectively.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 19. Interest-bearing Loans and Borrowings

	March 31, 2026	December 31, 2025
Non-current interest-bearing loans and borrowings
Nordic Bonds	175,682	182,783
Total non-current interest-bearing loans and borrowings	175,682	182,783

Current interest-bearing loans and borrowings
Convertible Notes	329,595	333,145
Nordic Bonds	3,490	4,276
Liabilities to credit institutions	4,343	2,845
Total current interest-bearing loans and borrowings	337,428	340,266
Total	513,110	523,049

As of March 31, 2026, interest-bearing loans and borrowing amounted to $513.1 million and was related to the Nordic Bonds, the Convertible Notes, and utilized amounts on the CMB Credit Facility (each as defined below). As of December 31, 2025, interest-bearing loans and borrowing amounted to $523.0 million and was related to the Nordic Bonds, the Convertible Notes, and utilized amounts on the CMB Credit Facility (each as defined below).

Nordic Bonds

On September 30, 2025, the Company issued SEK denominated senior secured floating rate bonds (the “Nordic Bonds”) under the terms and conditions entered into by the Company with Nordic Trustee & Agency AB (publ) on September 29, 2025. The Nordic Bonds have an initial issue amount of SEK 1,700 million (equivalent of $180.9 million) and a tenor of four years, subject to certain early redemption features. Following the satisfaction of certain conditions, the proceeds from the Nordic Bonds were released to the Company from escrow on October 3, 2025, and used to prepay the Term Loan B Credit Agreement in full, repurchase and cancel certain of the U.S. Notes (as defined below) and pay related transaction costs. The Nordic Bonds accrue interest at an interest rate equal to 3-month STIBOR plus 7.00 per cent. per annum applied to the nominal amount of the Nordic Bonds. The material terms of the Nordic Bonds include, among other things, (i) a mandatory total redemption of the Nordic Bonds on or before June 14, 2028 unless certain thresholds in respect of repurchase of Convertible Notes have been meet prior to March 14, 2028, (ii) a requirement to maintain cash and cash equivalent investments equal to the interest payable under the Nordic Bonds for the next three interest periods, (iii) a debt incurrence test which applies in respect of any subsequent tap issues under the terms of the Nordic Bonds or other indebtedness which ranks pari passu with the Nordic Bonds or is subordinated to the Nordic Bonds, (iv) a distribution incurrence test (total net leverage ratio of the Group shall be equal to or less than 2.75:1, pro forma for the payment) which applies in respect of certain distributions by the Company to its shareholders, including dividends, and (v) other negative covenants such as restrictions on indebtedness, liens and asset disposals. As of March 31, 2026, the Group had SEK 1,714 million (equivalent of $179.2 million) outstanding under the Nordic Bonds, including accrued interest. As of December 31, 2025, the Group had SEK 1,716 million (equivalent of $187.1 million) outstanding under the Nordic Bonds, including accrued interest.

Currency Risk (Transaction Risk)

The Nordic Bonds are denominated in SEK and the issuer within the Group is Oatly Group AB (publ) with a functional currency of USD. The Group is therefore exposed to currency risk USD/SEK and if the rate would increase/decrease by 10% the impact on loss before tax for the three months ended March 31, 2026, would be $16.0 million.

Interest Rate Risk

The Group is exposed to interest rate risk that arises from the Nordic Bonds that carry an interest of STIBOR 3M. To manage the risk the Group has entered into interest rate cap for a partial amount of SEK 850 million of the Nordic Bonds. The cap is 1.95% and has a maturity of 3 years (September 2028). The effect from increase in basis points is limited due to the cap that economically hedges the Nordic Bonds. If variable interest increased by 100 basis points the impact on loss before tax for the three months ended March 31, 2026, would be $0.2 million. If variable interest decreased by 100 basis points the impact on loss before tax for the three months ended March 31, 2026, would be $0.4 million.

Liabilities to Credit Institutions

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

On March 19, 2025, the Group’s indirect subsidiary Oatly Shanghai Co., Ltd. entered into a new RMB 30.0 million (equivalent of $4.2 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility are subject to the lender’s approval, and are available for one year, are unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of March 31, 2026, the Group had utilized loan amounts of RMB 30.0 million (equivalent of $4.3 million) under the CMB Credit Facility. As of December 31, 2025, the Group had utilized loan amounts of RMB 20.0 million (equivalent of $2.8 million) under the CMB Credit Facility.

On September 30, 2025, the Company entered into a SEK 750 million (equivalent to $79.8 million) super senior revolving credit facility agreement with JP Morgan, Nordea and Rabobank (the “SSRCF”), which came into effect on October 3, 2025. The existing Sustainable Revolving Credit Facility Agreement (the “SRCF”) was cancelled, terminated and replaced by the SSRCF. The SSRCF has a committed tenor of two years and six months, with an uncommitted option to extend by an additional 15 months, and an initial margin of 4.00% p.a. (subject to leverage-based adjustments). Furthermore, it includes the following financial covenants: (i) tangible solvency ratio, (ii) minimum EBITDA (which ceases to apply following the third quarter of 2027), (iii) minimum liquidity (which ceases to apply following the third quarter of 2027), and (iv) total net leverage ratio (which commences to apply in respect of the LTM period ending on 30 September 2027). Moreover, the terms and conditions of the SSRCF contain certain negative covenants such as restrictions on dividends, indebtedness, liens, investments, acquisitions and asset disposals. Subject to certain exceptions, the payment of dividends by the Company generally requires that the total net leverage ratio of the Group is equal to or less than 3.50:1 (pro forma for the payment). The SSRCF is sustainability-linked and the margin is subject to certain adjustments based on performance against three key performance indicators: (i) reduction of greenhouse gas emissions in production, (ii) reduction of water withdrawal in production and (iii) increase of percentage of women in team manager positions. As of March 31, 2026, the Group had access to $75.2 million in undrawn SSRCF commitments.

Convertible Notes

On March 23, 2023 and April 18, 2023, the Company issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest S.A. (“Verlinvest”) and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Original Convertible Notes were convertible at the option of each holder at an initial conversion price of $2.41 per ordinary share or per ADS, subject to customary anti-dilution adjustments and conversion rate resets. On March 23, 2024, the conversion price of the Original Convertible Notes was reset to $1.81 in accordance with the terms thereof.

On February 18, 2025, the Company completed a ratio change whereby the ratio of the Company’s ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). As a result of the ADS Ratio Change, the conversion price of the U.S. Notes was proportionately adjusted from $1.81 to $36.20. The conversion price of the U.S. Notes was reset again on March 23, 2025, to $27.20.

Because the Swedish Notes are convertible into ordinary shares rather than ADSs, the ADS Ratio Change did not affect the conversion price and conversion rate of the Swedish Notes. In order to ensure that the holders of the Swedish Notes remain in the same economic position as before the ADS Ratio Change and to preserve economic equivalency of the Swedish Notes with the U.S. Notes and the HH Notes, the Company, in accordance with the terms and conditions of the Swedish Notes (the “Swedish Terms”), will interpret the definition of “Daily VWAP” therein to assume the trading price of 1/20 of an ADS. The conversion price of the Swedish Notes was reset again on March 23, 2025, to $1.36.

The Company may require conversion of the Convertible Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of the applicable conversion price (in the case of the Swedish Notes, the definition of “Last Reported Sale Price” is interpreted to equal 1/20 of an ADS) on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into an intercreditor agreement (the “Prior Intercreditor Agreement”) which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affects the Convertible Notes. On September 30, 2025, the parties to the Prior Intercreditor Agreement entered into the New Intercreditor Agreement which replaced the Prior Intercreditor Agreement. The New Intercreditor Agreement contains substantially similar ranking, enforcement and turnover provisions as the Prior Intercreditor Agreement in relation to the Convertible Notes.

On May 9, 2023, the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of the Company’s ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. As a result of the ADS Ratio Change, the conversion price of the HH Notes was proportionately adjusted from $1.89 to $37.80. The conversion price of the HH Notes was reset again on March 23, 2025, to $28.20.

In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of the Company’s shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the New Intercreditor Agreement.

The terms of the Convertible Notes contain covenants limiting the Company’s ability to incur additional debt other than certain debt permitted under the original form of the terms and conditions of the Nordic Bonds, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the terms of the applicable Convertible Notes).

On October 3, 2025, the Company completed a series of privately negotiated repurchases and cancellations of an aggregate amount of $42.9 million U.S. Notes in exchange for $24.6 million in cash and 898,134 ADSs.

For details on the fair value on Convertible Notes, see Note 13 Fair value of financial instruments.

Note 20. Provisions

Restructuring
At December 31, 2025	20,060
Charged to the consolidated statement of operations:
- Additional provisions recognized	460
- Unwinding of discount effect	102
Amounts used during the year	(4,708)
Charged to other comprehensive (loss)/income:
- Exchange differences	(25)
At March 31, 2026	15,889
Non-current	—
Current	15,889

Restructuring

The restructuring provisions are primarily related to exit costs for the closure of the production facility in Singapore in 2024. The remaining amounts relating to the closure of the facility are expected to be paid throughout 2026 and into the first quarter of 2027.

The Group has also recorded provisions related to organizational restructuring.

During the three months ended March 31, 2026, the Group had $1.1 million in cash outflows relating to organizational restructuring and $3.5 million in cash outflows relating to the closure of the production facility in Singapore.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 21. Accrued Expenses

	March 31, 2026	December 31, 2025
Accrued variable consideration	32,429	32,322
Accrued personnel expenses	25,340	28,709
Accrued logistic expenses	13,037	10,940
Accrued production expenses	8,998	7,797
Accrued marketing and sales expenses	7,321	6,739
Other accrued expenses	22,798	21,425
Total	109,923	107,932

Note 22. Related Party Disclosures

Share-based Compensation to Related Parties

Information about share-based compensation to related parties is found in Note 6 Share-based compensation.

Transactions With Related Parties

On April 18, 2023 the Company issued Convertible Notes to related parties, Nativus Company Limited and Verlinvest, with a fair value of $174.0 million. As of March 31, 2026, the fair value of the outstanding Convertible Notes to related parties amounted to $180.1 million. The Convertible Notes were issued with the terms and conditions described in Note 19 Interest-bearing loans and borrowings.

Note 23. Loss Per Share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of ordinary shares outstanding during the period (net of treasury shares).

Diluted loss per share is calculated by dividing the loss for the period attributable to the shareholders of the parent (after adjusting for fair value change and interest on the Convertible Notes) by the weighted average number of ordinary shares outstanding during the period (net of treasury shares) plus the weighted average number of ordinary shares that would be issued on conversion of all the potential dilutive ordinary shares into ordinary shares.

The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	Three months ended March 31,
	2026	2025
Loss for the year, attributable to the shareholders of the parent	(12,006)	(12,430)
Shares used in computation
Weighted average number of shares outstanding	624,500,001	598,559,840
Basic loss per share, U.S. $	(0.02)	(0.02)
Weighted average number of ADSs (1 ADS representing 20 ordinary shares)	31,225,000	29,927,992
Basic loss per ADS, U.S. $	(0.38)	(0.42)

Diluted loss per share
Loss for the year, attributable to the shareholders of the parent	(12,006)	(12,430)
Fair value gains on dilutive Convertible Notes	—	(22,098)
Interest on dilutive Convertible Notes	—	8,875
Net loss used in the computation of diluted loss per share	(12,006)	(25,653)
Shares used in computation
Weighted average number of shares outstanding	624,500,001	598,559,840
Dilutive Convertible Notes	—	400,616,344
Diluted weighted average number of shares outstanding	624,500,001	999,176,184
Diluted loss per share, U.S. $	(0.02)	(0.03)
Diluted weighted average number of ADSs (1 ADS representing 20 ordinary shares)	31,225,000	49,958,809
Diluted loss per ADS, U.S. $	(0.38)	(0.51)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended March 31,
	2026	2025
Restricted stock units representing ordinary shares	31,463,660	16,133,220
Stock options representing ordinary shares	8,911,360	11,410,060
Convertible Notes(1)	359,462,635	—

(1) The number of potential dilutive shares from the Convertible Notes are calculated assuming the most advantageous conversion price from the standpoint of the holder and assuming all capitalized interest at maturity will be settled with shares or ADSs, and after considering the repurchases and cancellations of an aggregate amount of $42.9 million Convertible Notes that occurred on October 3, 2025. For further details on the Convertible Notes, the conversion price reset mechanism and the repurchases and cancellations see Note 19 Interest-bearing loans and borrowings.

Note 24. Commitments and Contingencies

Commitments

Minimum Purchase Commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify significant terms, including fixed or minimum services to be purchased and fixed, minimum or variable price provisions. For the three months ended March 31, 2026, volume adjustments related to co-packer arrangements in Europe & International and North America resulted in volume shortfall expenses of $2.4 million. The shortfall expenses are presented in cost of goods sold in the consolidated statement of operations.

Leases

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 11 Leases.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. These forward-looking statements are contained principally in this Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2025 (our “2025 Annual Report”), those listed under Part II, Item 1A of this Report and other filings with the SEC, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position, industry and business trends, business strategy, market growth, and anticipated cost savings. In some cases, these forward-looking statements can be identified by words or phrases such as “forecast”, “project”, “should” “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in our 2025 Annual Report, the risk factors set forth in this Report on Form 6-K and the following:

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We have a history of losses, and we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy, and materials;
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Our future business, financial condition and results of operations may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients, which meet our quality standards, that our limited number of suppliers are able to sell to us;
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A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations;
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The primary components of all our products are manufactured in our production facilities, and damage or disruption at these facilities has in the past harmed, and may in the future harm, our business;
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Our brand or reputation may be harmed due to real or perceived quality, food safety, nutrition or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations;
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Food safety and food-borne illness incidents or other safety concerns have led to product recalls, and may materially adversely affect our business, financial condition and results of operations by exposing us to lawsuits or regulatory enforcement actions in the future, increasing our operating costs and reducing demand for our product offerings;
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Failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business;
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We may not be able to compete successfully in our highly competitive markets;
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Consolidation of customers, the loss of a significant customer or the decrease of sales from a significant customer, could negatively impact our sales and profitability;
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Sales of our oatmilk varieties contribute a significant portion of our revenue and a reduction in such sales would have an adverse effect on our business, financial condition and results of operations;
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We continue to pursue largely an asset-light business model blending a heavy reliance on our co-manufacturing partners in addition to in-house capacity expansions where appropriate;
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Our strategic partnerships with our co-manufacturers may not be successful, which could adversely affect our operations and manufacturing strategy;
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Failure by our logistics providers to deliver our products on time, or at all, could result in lost sales;
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We may not successfully ramp up operations at any of our or our co-manufacturing partners’ facilities, or these facilities may not operate in accordance with our expectations;

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If we fail to effectively expand our processing, manufacturing and production capacity through existing facilities or acceptable co-manufacturing partners as we continue to grow and scale our business to a steady operating level, our business, financial condition, results of operations and our brand reputation could be harmed;
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If we fail to develop and maintain our brand, our business could suffer;
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Failure to develop or introduce new products or successfully improve existing products may adversely affect our ability to continue to grow;
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If we fail to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or if we fail to derive revenue from our existing customers consistent with our historical performance, our business could be materially adversely affected;
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Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected;
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If we fail to manage our future growth effectively, including maintenance of our workforce, our business, financial condition and results of operations could be materially adversely affected;
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We have recognized impairment charges for long-lived assets and other exit costs in connection with our production facilities, and we may need to recognize further costs in the future, which could adversely impact our business, financial condition and results of operations;
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We are subject to risks related to sustainability (including environmental, climate change and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation;
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We rely on information technology systems and any inadequacy, failure or interruption of, or cybersecurity incidents affecting, those systems may harm our reputation and ability to effectively operate our business;
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A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers;
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To remain competitive, we believe we will need to adopt artificial intelligence and other machine learning technologies;
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Our customer agreements do not contain long-term commitments and do not require our customers to continue purchasing products from us and this may negatively impact our business or financial condition;
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We may face difficulties as we expand our operations into countries in which we have no prior operating experience;
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The strategic review of our Greater China business may not be successful;
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Our operations in China could expose us to substantial business, regulatory, political, financial and economic risks;
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The international nature of our business subjects us to additional global economic and geopolitical risks;
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If we fail to comply with trade compliance and economic sanctions laws and regulations of the United States, the EU and other applicable international jurisdictions, it could materially adversely affect our reputation and results of operations;
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Some of our debt agreements contain a floating interest rate component and as a result, an increase in market interest rates will increase our future interest payments under such agreements;
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Our international operations expose us to the risk of fluctuations in currency exchange rates;
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We maintain cash and cash equivalents at financial institutions, often in amounts exceeding insured limits, and the failure of one or more of these institutions could result in a loss of deposits and adversely affect our liquidity or ability to raise capital;
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Packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business;
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Fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations;
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Litigation or legal proceedings could expose us to significant liabilities or costs and have a negative impact on our reputation or business;
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Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all;

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Failure to retain our senior management or to attract, train and retain qualified employees may adversely affect our operations or our ability to grow successfully;
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If we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed;
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Our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost;
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Disruptions in the worldwide economy may adversely affect our business, financial condition and results of operations;
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Our business is affected by macroeconomic conditions, including rising inflation, interest rates and supply chain constraints;
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We are subject to risks inherent to organizations with international operations, which could harm our business, and global conflicts, including the ongoing conflict in Iran;
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Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties;
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Our operations are subject to U.S., EU, China and other laws and regulations, and there is no assurance that we will be in compliance with all applicable laws and regulations;
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Changes in existing laws or regulations, or the adoption of new laws or regulations may increase our costs and otherwise adversely affect our business, financial condition and results of operations;
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We are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations;
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We may not be able to protect, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success;
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We have previously identified material weaknesses in our internal control environment. Although we have remediated these material weaknesses, if other material weaknesses in internal controls are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner;
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Our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders;
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Our results of operations and the market price of our ADSs have been, and may be, volatile, and you may lose all or part of your investment;
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Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the continued listing requirements of Nasdaq it could result in a delisting of our securities;
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As a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company, however the U.S. SEC is re-evaluating its disclosure rules for foreign private issuers;
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We may lose our foreign private issuer status in the future, or future changes to the U.S. SEC’s rules and regulations may change the reporting requirements for foreign private issuers, which could result in significant additional costs and expenses;
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As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements;
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You may not be able to exercise your right to vote the ordinary shares underlying your ADSs;
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Purchasers of ADSs may be subject to limitations on transfer of their ADSs;
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ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action;
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Holders of our ADSs or ordinary shares have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees;
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The Company may be subject to securities litigation, which is expensive and could divert management attention;
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A significant portion of our total issued and outstanding ADSs are eligible to be sold into the market, which could cause the market price of our ADSs to drop significantly, even if our business is doing well;

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We may not pay dividends on our ADSs in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ADSs;
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Our shareholders may face difficulties in protecting their interests because we are a Swedish company;
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There may be difficulties in enforcing foreign judgments against us, and our directors or our management;
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Oatly Group AB (publ) is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any;
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If we are treated as a passive foreign investment company, U.S. holders of our ordinary shares or ADSs subject to U.S. federal income tax may suffer material adverse tax consequences;
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If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences;
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Changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments;
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We have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our future borrowing costs;
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We may not be able to generate sufficient cash flows to service our outstanding debt and fund operations and may be forced to take other actions to satisfy our obligations under such debt;
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Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition;
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The fundamental change provisions of the Convertible Notes may delay or prevent an otherwise beneficial asset disposition or takeover attempt of us;
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Transactions relating to the Convertible Notes may dilute the ownership interests of holders of our ADSs or ordinary shares and may adversely impact the value of such securities;
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Potential arbitrage or hedging strategies by purchasers of the Convertible Notes may affect the value of our ordinary shares and the conversion price for the Convertible Notes may negatively impact the value of our ADSs;
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We cannot assure you that an active or liquid market for our ADSs will be sustained, and volatility in the public trading markets could prevent investors from reselling their ADSs at or above the price they paid;
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If securities or industry analysts cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our ADSs adversely, the price and trading volume of our ADSs could decline; and
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We continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

The forward-looking statements made in this Report relate only to events or information as of the date on which the statements are made in this Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Report and the documents that we reference in this Report and have filed as exhibits to this Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Overview

We are the world’s original and largest oat drink company. For over 30 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice creams, yogurts, cooking creams, spreads and on-the-go drinks. Since our founding, we have had a bold vision for a food system that is better for people and the planet. We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle and have not only positioned our brand to capitalize on the growing consumer interest in sustainable, plant- based foods and dairy alternatives, but we have become a driving force behind increased consumer awareness and transition from traditional dairy consumers to Oatly.

Recent Developments, Trends and Other Factors Affecting our Business

Strategic Actions on Organizational Structure

We continue to execute on our strategic priorities focused on achieving profitable growth. These actions are aimed at setting clear priorities for our teams, reducing complexity to increase organizational agility, and executing a more asset-light supply chain strategy.

In executing these actions, we simplified our organizational structure. We reviewed the organizational structure to adjust the fixed cost base globally, including employee-related costs, professional services, and other related costs.

Strategic Review of China Business

During 2025, we initiated a strategic review of our Greater China business. The review consider a range of options, including a potential carve-out of the Greater China segment, with the goal of accelerating growth and maximizing the value of the business. We continue to operate in the Greater China market, including operating our production facility, and we remain committed to our customers, consumers, and employees as we look to maximize the value of this part of the business. While there is no definitive timetable for completing the strategic review, we expect to complete the strategic review within 2026. We do not intend to provide further updates unless and until the Board of Directors approves a specific course of action or determines that additional disclosure is appropriate or required. We caution that there can be no assurances that the process will result in any transaction or strategic change.

Impact of the Current Macroeconomic Environment on our Results

Our business continues to be exposed to the effects of the current global macroeconomic environment, including consumer spending, inflationary pressures, geopolitical tensions, tariffs and the current trade war, and foreign exchange impacts. We continue to maintain a global focus on the controllable aspects of the business, and will continue to actively monitor and respond accordingly to the macroeconomic environment.

For further information refer to Part I, Item 3.D. “Risk Factors” of our 2025 Annual Report.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three segments: Europe & International, North America and Greater China. Our customers include retailers, coffee shops, e-commerce channels and other specialty providers within the foodservice industry.

Europe & International is our largest revenue-producing segment, followed by the North America and Greater China segments. Currently, our primary markets in Europe & International are the United Kingdom, Germany and Sweden. In North America, substantially all of our revenue to date can be attributed to the United States, and in Greater China, the majority of our revenue is generated in China. The channel and product mix vary by country, where our more mature markets, such as Sweden and Finland, have a broader product portfolio available to customers and consumers. For the three months ended March 31, 2026, on a consolidated level, oatmilk accounted for 93% of our revenue (2025: 92%).

We routinely offer sales discounts and promotions through various programs to customers. These programs include rebates, temporary on-shelf price reductions, retail advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenue in order to arrive at reported revenue. These promotional activities impact our revenue and changes in such activities could impact period-over-period results.

The following factors and trends in our business have driven revenue growth over prior periods and are expected to be key drivers of our revenue growth going forward:

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Continue to expand household penetration to reach new consumers and increase the repeat purchase rates of existing consumers by continuing to invest in advertising and marketing to increase awareness of our brand and products.
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Expand our presence across channels:
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Grow within food retail channels by increasing our distribution points with existing and new customers, capturing greater shelf space and continuing to drive strong velocities.
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Expand footprint across the foodservice channel, including independent coffee shops, branded foodservice restaurant chains, and other foodservice customers such as universities and offices.
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Extend product offering through new product development within existing and new product categories to capture the market-specific consumer needs in each of the regions in which we operate.
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Enter new international markets through our proven foodservice-led strategy.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of revenue, as a result of the scaling of our business and optimizing our production footprint.

Gross Profit and Margin

Gross profit consists of our revenue less costs of goods sold. We have scaled our production capacity significantly over the past couple of years. Our gross profit margin has benefited from dilution of fixed costs, supply chain efficiencies and the localization of production capacity closer to our customers and consumers. Over time, we expect to further improve our manufacturing operational performance and leverage the cost of our fixed production and staff costs, including a higher focus on procurement efficiencies through scale of purchasing and diversification of suppliers.

Operating Expenses

Research and development expenses consist primarily of personnel-related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products.

Selling, general and administrative expenses include primarily personnel-related expenses for our sales, general and administrative staff, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e., outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions.

Other operating income and (expenses), net, consists primarily of impacts related to the strategic review of the Greater China segment, closure of production facility, discontinued construction of certain production facilities and net foreign exchange gains (losses) on operating related activities.

Other

Finance income and (expenses), net, primarily consists of fair value changes on Convertible Notes, transaction costs relating to in our financing arrangements, interest expenses related to interest-bearing loans and borrowings, interest expenses on lease liabilities, interest income and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax expense represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the interim condensed consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Three months ended March 31,
	2026		2025
	(in thousands)	% of revenue	(in thousands)	% of revenue
Revenue	228,325	100.0%	197,530	100.0%
Cost of goods sold	(151,985)	(66.6)%	(135,200)	(68.4)%
Gross profit	76,340	33.4%	62,330	31.6%
Research and development expenses	(4,876)	(2.1)%	(4,391)	(2.2)%
Selling, general and administrative expenses	(83,470)	(36.6)%	(77,498)	(39.2)%
Other operating income and (expenses), net	657	0.3%	968	0.5%
Operating loss	(11,349)	(5.0)%	(18,591)	(9.4)%
Finance income and (expenses), net	(904)	(0.4)%	9,411	4.8%
Loss before tax	(12,253)	(5.4)%	(9,180)	(4.6)%
Income tax benefit/(expense)	124	0.1%	(3,351)	(1.7)%
Loss for the period	(12,129)	(5.3)%	(12,531)	(6.3)%
Attributable to:
Shareholders of the parent	(12,006)	(5.3)%	(12,430)	(6.3)%
Non-controlling interests	(123)	(0.1)%	(101)	(0.1)%

For the three months ended March 31, 2026

Revenue

Revenue increased $30.8 million, or 15.6%, to $228.3 million for the three months ended March 31, 2026, net of sales discounts, rebates and trade promotions, compared to $197.5 million for the three months ended March 31, 2025. Excluding a foreign currency exchange tailwind of $14.9 million, revenue for the first quarter was $213.5 million, or a increase of 8.1% compared to the prior year period (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis by segment). The growth in constant currency revenue was driven by another quarter of consistent performance in Europe & International and growth in North America driven mainly by retail, partially offset by a foodservice-led decline in Greater China. Sold volume for the three months ended March 31, 2026 amounted to 152.6 million liters compared to 144.6 million liters for the three months ended March 31, 2025. Produced finished goods volume for the first quarter of 2025 amounted to 157.4 million liters compared to 143.1 million liters for the same period last year.

We continued to experience revenue growth in the retail channel of 25.2% for the three months ended March 31, 2026 compared to the prior year period. In the three months ended March 31, 2026 and 2025, the retail channel accounted for 68.8% and 63.5% of our revenue, respectively, the foodservice channel accounted for 29.6% and 34.2% of our revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 1.6% and 2.3% of our revenue, respectively.

Europe & International, North America and Greater China accounted for 59.9%, 27.3% and 12.8% of our total revenue in the three months ended March 31, 2026, respectively, as compared to 54.5%, 30.3% and 15.2% of our total revenue in the three months ended March 31, 2025, respectively.

The increase in sold volume growth in Europe & International was driven by continued expansion in core markets, as well as incremental contributions from new markets. The revenue growth was assisted by positive price/mix impact as well as foreign exchange tailwinds. In North America, our sold volume and revenue increased primarily due to growth in the retail channel and in foodservice excluding that channel’s largest customer. Finally, Greater China revenue decline was explained mainly by decline in the foodservice channel because of competition, partially offset by growth in retail.

As a result of the strategic actions and restructuring activities we have undertaken to simplify our organizational structure, our number of employees has decreased by 89 employees, to 1,379 employees as of March 31, 2026 from 1,468 employees as of March 31, 2025. The average number of full-time consultants decreased by 4 consultants to 80 consultants for the three months ended March 31, 2026 from 84 consultants for the three months ended March 31, 2025.

Cost of Goods Sold

Cost of goods sold increased by $16.8 million, or 12.4%, to $152.0 million for the three months ended March 31, 2026, from $135.2 million for the three months ended March 31, 2025.

The increase for the three months ended March 31, 2026 was primarily driven by a growth in volumes and foreign exchange headwinds, partially offset by supply chain efficiencies.

Gross Profit and Margin

Gross profit increased by $14.0 million, or 22.5%, to $76.3 million for the three months ended March 31, 2026, from $62.3 million for the three months ended March 31, 2025. Gross profit margin at 33.4% for the three months ended March 31, 2026 represented an increase of 188 basis points compared to 31.6% for the three months ended March 31, 2025.

The expansion in gross margin for the three months ended March 31, 2026 was explained by positive price/mix impact as well as improvements in supply chain efficiency in Europe & International, partially offset by transportation and warehousing costs in North America as well as lower fixed cost absorption in Greater China.

Research and Development Expenses

Research and development expenses increased by $0.5 million, or 11.0%, to $4.9 million for the three months ended March 31, 2026, from $4.4 million for the three months ended March 31, 2025 and decreased as a share of revenues to 2.1% from 2.2%, respectively.

The increase for the three months ended March 31, 2026 was mainly driven by foreign exchange headwinds and product launch expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $6.0 million, or 7.7%, to $83.5 million for the three months ended March 31, 2026 compared to $77.5 million for the three months ended March 31, 2025 and decreased as a share of revenue to 36.6% from 39.2%, respectively. The increase was primarily driven by customer distribution costs linked to growing volumes, as well as foreign exchange headwinds, partially offset by the continued cost savings initiatives. Customer distribution expense increased as a share of revenue to 7.1% from 6.7%, driven mainly by increasing freight rates in North America.

Other Operating Income and (Expenses), net

Other operating income and (expenses), net for the three months ended March 31, 2026 was an income of $0.7 million comprised primarily of net foreign exchange gains. Other operating income and (expenses), net for the three months ended March 31, 2025 was an income of $1.0 million comprised primarily of $0.8 million in reversal of other exit costs related to the closure of the production facility in Singapore.

Finance Income and (Expenses), net

Finance income and (expenses), net for the three months ended March 31, 2026 was an expense of $0.9 million comprised primarily of fair value gain on Convertible Notes of $12.3 million, offset by net interest expenses of $13.4 million. The finance income and (expenses), net for the three months ended March 31, 2025 was an income of $9.4 million comprised primarily of fair value gains on Convertible Notes of $22.1 million, offset by net interest expenses of $13.6 million.

Income Tax Benefit/(Expense)

Total tax benefit for the three months ended March 31, 2026 was $0.1 million. Total tax expense for the three months ended March 31, 2025 was $3.4 million. The effective tax rate for the three months ended March 31, 2026 was (1.0%). The effective tax rate for the three months ended March 31, 2025 was 36.5%. The main drivers of the effective tax rate relate to non-recognition of deferred tax assets on tax losses and tax effect relating to foreign exchange effects recognized in other comprehensive income.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity, Convertible Notes and Nordic Bonds, and from borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, make capital expenditures, invest in our organizational capabilities to support profitable growth and for general corporate purposes. We are using this combination of financing to fund our business. We expect our capital expenditures for 2026 to be in the range of $20 million to $30 million, related primarily to investments in our production facilities. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months. See the Risk Factor entitled “A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations” under Part I, Item 3.D. “Risk Factors” of our 2025 Annual Report.

Our primary sources of liquidity are cash and cash equivalents on hand and availability under our credit facilities. As of March 31, 2026, we had cash and cash equivalents of $49.4 million. Our cash and cash equivalents consist of cash in bank accounts.

In addition to the above, we had access to $75.2 million in undrawn SSRCF commitments as of March 31, 2026.

CMB Credit Facility and Super Senior Revolving Credit Facility Agreement (SSRCF)

On March 19, 2025, the Group’s indirect subsidiary Oatly Shanghai Co., Ltd. entered into a new RMB 30.0 million (equivalent of $4.2 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility are subject to the lender’s approval and are available for one year, are unsecured, and include creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of March 31, 2026, we had utilized loan amounts of RMB 30.0 million(equivalent of $4.3 million) under the CMB Credit Facility.

On September 30, 2025, we entered into a SEK 750 million (equivalent to $79.8 million) super senior revolving credit facility agreement with JP Morgan, Nordea and Rabobank (the “SSRCF”), which came into effect on October 3, 2025. The existing Sustainable Revolving Credit Facility Agreement (the “SRCF”) was cancelled, terminated and replaced by the SSRCF. The SSRCF has a committed tenor of two years and six months, with an uncommitted option to extend by an additional 15 months, and an initial margin of 4.00% p.a. (subject to leverage-based adjustments). Furthermore, it includes the following financial covenants: (i) tangible solvency ratio, (ii)minimum EBITDA (which ceases to apply following the third quarter of 2027), (iii) minimum liquidity (which ceases to apply following the third quarter of 2027), and (iv) total net leverage ratio (which commences to apply in respect of the LTM period ending on September 30, 2027). Moreover, the terms and conditions of the SSRCF contain certain negative covenants such as restrictions on dividends, indebtedness, liens, investments, acquisitions and asset disposals. Subject to certain exceptions, the payment of dividends by the Company generally requires that the total net leverage ratio of the Group is equal to or less than 3.50:1 (pro forma for the payment). The SSRCF is sustainability-linked and the margin is subject to certain adjustments based on performance against three key performance indicators: (i) reduction of greenhouse gas emissions in production, (ii) reduction of water withdrawal in production and (iii) increase of percentage of women in team manager positions. As of March 31, 2026, we had access to $75.2 million in undrawn SSRCF commitments.

Convertible Notes

On March 23, 2023 and April 18, 2023, we issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Certain of our existing shareholders, Nativus Company Limited, Verlinvest S.A (“Verlinvest”) and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at our option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by us. The Original Convertible Notes were convertible at the option of each holder at an initial conversion price of $2.41 per ordinary share or per ADS, subject to customary anti-dilution adjustments and conversion rate resets. On March 23, 2024, the conversion price of the Original Convertible Notes was reset to $1.81 in accordance with the terms thereof.

On February 18, 2025, we completed a ratio change whereby the ratio of our ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). As a result of the ADS Ratio Change, the conversion price of the U.S. Notes was proportionately adjusted from $1.81 to $36.20. The conversion price of the U.S. Notes was reset again on March 23, 2025, to $27.20.

Because the Swedish Notes are convertible into ordinary shares rather than ADSs, the ADS Ratio Change did not affect the conversion price and conversion rate of the Swedish Notes. In order to ensure that the holders of the Swedish Notes remain in the same economic position as before the ADS Ratio Change and to preserve economic equivalency of the Swedish Notes with the U.S. Notes and the HH Notes, we, in accordance with the terms and conditions of the Swedish Notes (the “Swedish Terms”), will interpret the definition of “Daily VWAP” therein to assume the trading price of 1/20 of an ADS. The conversion price of the Swedish Notes was reset again on March 23, 2025, to $1.36.

We may require conversion of the Convertible Notes if the last reported sale price of our ADSs equals or exceeds 200% of the applicable conversion price (in the case of the Swedish Notes, the definition of “Last Reported Sale Price” is interpreted to equal 1/20 of an ADS) on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, we, Oatly AB, Oatly Inc. and other parties entered into an intercreditor agreement (the “Prior Intercreditor Agreement”) which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affects the Convertible Notes. On September 30, 2025, the parties to the Prior Intercreditor Agreement entered into the New Intercreditor Agreement which replaced the Prior Intercreditor Agreement. The New Intercreditor Agreement contains substantially similar ranking, enforcement and turnover provisions as the Prior Intercreditor Agreement in relation to the Convertible Notes.

On May 9, 2023, we entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of our ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. As a result of the ADS Ratio Change, the conversion price of the HH Notes was proportionately adjusted from $1.89 to $37.80. The conversion price of the HH Notes was reset again on March 23, 2025, to $28.20.

In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of our shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the New Intercreditor Agreement.

The terms of the Convertible Notes contain covenants limiting our ability to incur additional debt other than certain debt permitted under the original form of the terms and conditions of the Nordic Bonds, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the terms of the applicable Convertible Notes).

On October 3, 2025, we completed a series of privately negotiated repurchases and cancellations of an aggregate amount of $42.9 million U.S. Notes in exchange for $24.6 million in cash and 898,134 ADSs.

Nordic Bonds

On September 30, 2025, we issued SEK denominated senior secured floating rate bonds (the “Nordic Bonds”) under the terms and conditions entered into by us with Nordic Trustee & Agency AB (publ) on September 29, 2025. The Nordic Bonds have an initial issue amount of SEK 1,700 million (equivalent of $180.9 million) and a tenor off our years, subject to certain early redemption features. Following the satisfaction of certain conditions, the proceeds from the Nordic Bonds were released to us from escrow on October 3, 2025, and used to prepay the Term Loan B Credit Agreement in full, repurchase and cancel certain of the U.S. Notes and pay related transaction costs. The Nordic Bonds accrue interest at an interest rate equal to 3-month STIBOR plus 7.00 per cent. per annum applied to the nominal amount of the Nordic Bonds. The material terms of the Nordic Bonds include, among other things, (i) a mandatory total redemption of the Nordic Bonds on or before June 14, 2028 unless certain thresholds in respect of repurchase of Convertible Notes have been meet prior to March 14, 2028, (ii) a requirement to maintain cash and cash equivalent investments equal to the interest payable under the Nordic Bonds for the next three interest periods, (iii) a debt incurrence test which applies in respect of any subsequent tap issues under the terms of the Nordic Bonds or other indebtedness which ranks pari passu with the Nordic Bonds or is subordinated to the Nordic Bonds, (iv) a distribution incurrence test (total net leverage ratio of the Group shall be equal to or less than 2.75:1, proforma for the payment) which applies in respect of certain distributions by us to our shareholders, including dividends, and (v) other negative covenants such as restrictions on indebtedness, liens and asset disposals. As of March 31, 2026, we had SEK 1,714 million (equivalent of $179.2 million) outstanding under the Nordic Bonds, including accrued interest.

The debt under the Nordic Bonds and the SSRCF share in the same security and guarantees from material companies in the Group by way of an intercreditor agreement entered into by us on September 30, 2025 (the “New Intercreditor Agreement”), which replaced the Prior Intercreditor Agreement. The security provided for the SSRCF and the Nordic Bonds include share pledges, security over material intra-group loans, security over material bank accounts, security over material intellectual property, New York law all-asset security, English law debentures, Swedish business mortgages and Swedish real estate mortgage.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2026	2025
Net cash flows used in operating activities	(5,201)	(13,558)
Net cash flows used in investing activities	(6,265)	(6,649)
Cash flows used in financing activities	(2,823)	(5,064)

Net Cash Used in Operating Activities

Net cash flows used in operating activities decreased by $8.4 million, to $5.2 million for the three months ended March 31, 2026 from $13.6 million for the three months ended March 31, 2025, which was primarily driven by improved operating result and improvements in net working capital.

Net Cash Used in Investing Activities

Net cash flows used in investing activities decreased by $0.4 million, to $6.3 million for the three months ended March 31, 2026 from $6.6 million for the three months ended March 31, 2025. During the three months ended March 31, 2026 our investments in property, plant and equipment amounted to $5.6 million. For the three months ended March 31, 2025 our investments in property plant and equipment amounted to $6.7 million.

Net Cash Used in Financing Activities

Net cash flows used in financing activities decreased by $2.2 million, to $2.8 million for the three months ended March 31, 2026 from $5.1 million for the three months ended March 31, 2025, which was primarily driven by proceeds from liabilities to credit institutions in 2025.

Contractual Obligations and Commitments

For information regarding our contractual commitments and contingencies, see Note 24 Commitments and Contingencies to our interim condensed consolidated financial statements, which are included elsewhere in this Report.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and Free Cash Flow as a non-IFRS liquidity measure, and each in our financial communications.

“EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, costs related to the strategic review of the Greater China business, impacts related to the closure of production facility and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA does not reflect costs related to the strategic review of the Greater China business that reduce cash available to us;
•
Adjusted EBITDA excludes impacts related to the closure of production facility, although some of these may reduce cash available to us in future periods;
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2026	2025
Loss for the period	(12,129)	(12,531)
Income tax (benefit)/expense	(124)	3,351
Finance (income) and expenses, net	904	(9,411)
Depreciation and amortization expense	12,854	11,181
EBITDA	1,505	(7,410)
Share-based compensation expense	2,869	3,592
Restructuring costs(1)	336	832
Strategic review of Greater China business(2)	130	—
Closure of production facility(3)	—	(846)
Non-controlling interests	123	101
Adjusted EBITDA	4,963	(3,731)

(1)Relates primarily to severance costs as the Group adjusts its organizational structure.

(2)Relates to costs for the strategic review of the Greater China segment.

(3)Relates to reversal of previously recognized exit costs related to closure of the Group’s production facility in Singapore.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and we believe this information is useful to investors to facilitate comparisons and better identify trends in our business.

The table below reconciles revenue as reported to revenue on a constant currency basis by segment for the three months ended March 31, 2026 and 2025.

(Unaudited)	Three months ended March 31,		$ Change			% Change
(in thousands of U.S. dollars)	2026	2025	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	136,796	107,665	136,796	13,525	123,271	27.1%	14.5%	12.6%	1.9%
North America	62,190	59,886	62,190	73	62,117	3.8%	3.7%	1.6%	2.1%
Greater China	29,339	29,979	29,339	1,270	28,069	-2.1%	-6.4%	-8.8%	2.4%
Total revenue	228,325	197,530	228,325	14,868	213,457	15.6%	8.1%	5.6%	2.5%

“Free Cash Flow” is defined as net cash flows used in operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows used in operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial liquidity. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows used in operating activities for the periods presented.

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2026	2025
Net cash flows used in operating activities	(5,201)	(13,558)
Capital expenditures	(6,492)	(6,951)
Free Cash Flow	(11,693)	(20,509)

Free cash flow was an outflow of $11.7 million for the three months ended March 31, 2026 compared to an outflow of $20.5 million during the prior year period. The improvement in free cash flow was driven by decreased net cash flows used in operating activities and lower capital expenditures.

Segment Information

Revenue, Adjusted EBITDA and EBITDA
Three months ended March 31, 2026 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	136,796	62,190	29,339	—	—	228,325
Intersegment revenue	696	—	—	—	(696)	—
Total segment revenue	137,492	62,190	29,339	—	(696)	228,325
Adjusted EBITDA	31,568	659	(767)	(26,497)	—	4,963
Share-based compensation expense	(538)	(265)	(454)	(1,612)	—	(2,869)
Restructuring costs(1)	38	(106)	—	(268)	—	(336)
Strategic review of Greater China business(2)	—	—	(130)	—	—	(130)
Non-controlling interests	—	—	(123)	—	—	(123)
EBITDA	31,068	288	(1,474)	(28,377)	—	1,505
Finance income and (expenses), net	—	—	—	—	—	(904)
Depreciation and amortization	—	—	—	—	—	(12,854)
Loss before tax	—	—	—	—	—	(12,253)

Three months ended March 31, 2025 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	107,665	59,886	29,979	—	—	197,530
Intersegment revenue	689	—	—	—	(689)	—
Total segment revenue	108,354	59,886	29,979	—	(689)	197,530
Adjusted EBITDA	15,536	1,129	1,618	(22,014)	—	(3,731)
Share-based compensation expense	(468)	(358)	(389)	(2,377)	—	(3,592)
Restructuring costs(1)	—	(668)	—	(164)	—	(832)
Closure of production facility(3)	846	—	—	—	—	846
Non-controlling interests	—	—	(101)	—	—	(101)
EBITDA	15,914	103	1,128	(24,555)	—	(7,410)
Finance income and (expenses), net	—	—	—	—	—	9,411
Depreciation and amortization	—	—	—	—	—	(11,181)
Loss before tax	—	—	—	—	—	(9,180)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2026 and 2025 refer to intersegment revenue for sales of products from Europe & International to Greater China and North America.

(1) Relates primarily to severance costs as the Group adjusts its organizational structure.

(2) Relates to costs for the strategic review of the Greater China segment.

(3) Relates to reversal of previously recognized exit costs related to closure of the Group’s production facility in Singapore.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off‑balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Significant Judgments and Estimates

We prepare our interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Our critical accounting policies are described under the heading “Critical Accounting Estimates” in our 2025 Annual Report and the notes to the audited financial statements in our 2025 Annual Report. Our critical accounting policies and estimates are the same as those discussed in our 2025 Annual Report.

Recent Accounting Pronouncements

Refer to Note 2 Summary of accounting policies to our interim condensed consolidated financial statements appearing elsewhere in this Report.

Item 3. Qualitative and Quantitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk, liquidity risk and commodity price risk. For further discussion and sensitivity analysis of these risks, see Note 3 Financial risk management to our audited consolidated financial statements for the year ended December 31, 2025 included in our 2025 Annual Report.

Part II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Item 1A. Risk Factors

There have been no material changes to our risk factors since those reported in Part I, Item 3.D. “Risk Factors”of our 2025 Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Use of Proceeds

The information contained in Item 2 in Part II of the Company’s Report on Form 6-K filed on November 15, 2021 is incorporated by reference herein.

Item 3. Defaults Upon Senior Securities

None.

For further information:

Contact person

Marie-José David, Chief Financial Officer

E-mail: investors@oatly.com, press.us@oatly.com

This information is information that Oatly Group AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 07:00 ET on April 29, 2026.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB (publ)

Date: April 29, 2026	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer